
Bionomics
Limited

4 August 2003


03029253

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
181
SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

dlw 8/15


Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
4 August 2003

BREAST CANCER PATENT APPLICATION ENTERS EXAMINATION

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that the patent application covering BNO1, a gene which may enable a degree of control over the growth of breast cancer cells, has progressed to international examination. Successful completion of the international examination phase will result in the grant of the patent in key markets.

Studies using the latest in gene knockdown technology have demonstrated in culture that inhibition of BNO1 expression increased proliferation of cancer cells and enhanced the ability of cancer cells to form colonies, consistent with tumor suppressor gene activity.

"Bionomics has been undertaking research on the genes which may cause breast cancer to become initiated and to progress. In the search for tumor suppressor genes our focus has been on genes located on chromosome 16. BNO1 has been under evaluation for some time and it is pleasing to see that the data continues to suggest that BNO1 is a tumor suppressor gene" said Dr Deborah Rathjen, CEO and Managing Director of Bionomics.

Dr Rathjen stated "Bionomics breast cancer program is supported by R&D START grant funding and further research is in progress to establish the role of BNO1 in breast cancer"

Breast cancer is the third most common cancer in the world. Breast cancer accounts for 34% of all new cancer diagnoses in women worldwide. Bionomics is investigating breast cancers which result from a series of genetic alterations to a number of genes, some of which are known as tumor suppressor genes. Identification of cancer related genes may provide the basis for early breast cancer risk diagnosis and new treatments for breast cancer.

Approximately 400,000 women are diagnosed with breast cancer each year in the United States and in Europe. Despite existing diagnostic methods, there is a strong medical need for molecular diagnostic tests for early stage breast cancer and breast cancer susceptibility. The global market for breast cancer therapies was valued at over US$6 billion in 2002.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101